August 28, 2014

Mr. Arthur C. Sandel Special Counsel U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Wells Fargo Commercial Mortgage Trust 2013-LC12
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014

WFRBS Commercial Mortgage Trust 2013-C14
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014

File Nos. 333-172366-07 and 333-172366-08

Dear Mr. Sandel:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”) in connection with your letter dated July 24, 2014 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-Ks (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of the Registrant.

Forms 10-K of Wells Fargo Commercial Mortgage Trust 2013-LC12 and WFRBS Commercial Mortgage Trust 2013-C14

Item 15(a) – Exhibits

1.	We note that you have filed as separate exhibits identical reports on assessment of compliance with servicing criteria, corresponding auditor’s attestation reports, and servicer compliance statements for Rialto Capital Advisors, LLC and Wells Fargo Bank, N.A. (in various capacities). While we understand that, in each case, one exhibit was filed in the respective entity’s capacity under one transaction while the duplicate exhibit was filed in such entity’s capacity with respect to certain pari passu loan combinations under the other transaction, such duplicate exhibits appear to cover the same platform and provide investors with no new information. Please confirm that, in future filings for these and any other transactions for which you act as depositor, you will not include duplicate exhibits if the applicable exhibit does not provide investors with additional information.

The Registrant confirms that in future filings it will not include duplicate exhibits if the applicable exhibit does not provide investors with additional information.

Exhibit 31

2.
We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case: the title of the certification includes language that is not part of Item 601(b)(31)(ii); the introductory sentence includes the title of the certifying individual; the first paragraph replaces the word “report” with “annual report,” does not identify the issuing entity and makes certain modifications to the language set forth in Item 601(b)(31)(ii); and the fourth paragraph omits certain language otherwise set forth in Item 601(b)(31)(ii). Please confirm that, in future filings for these and any other transactions for which you act as depositor, the certification you file will be revised so that the identification of the certifying individual does not include the individual’s title and the certification will follow the specific form and content of Item 601(b)(31)(ii).

The Registrant confirms that in future filings the certification it files will follow the specific form and content of Item 601(b)(31)(ii).

Form 10-K of Wells Fargo Commercial Mortgage Trust 2013-LC12

Item 15(a) – Exhibits

3.
We note that you have filed as Exhibit 33.4 and Exhibit 34.4, respectively, the assessment of compliance with servicing criteria and corresponding auditor’s attestation report for Pentalpha Surveillance, LLC, as trust advisor for the White Marsh Mall loan combination. Please amend your Form 10-K to include explanatory language clarifying that this loan combination (including the portion that is an asset of Wells Fargo Commercial Mortgage Trust 2013-LC12) is serviced pursuant to the pooling and servicing agreement for the WFRBS Commercial Mortgage Trust 2013-C14 transaction, for which Pentalpha Surveillance acts as trust advisor.

As requested, the Registrant will file an amended Form 10-K filing that includes the requested explanatory language.

4.
We note that you previously filed as Exhibit 99.4 to your current report on Form 8-K, filed July 30, 2013 (relating to the Wells Fargo Commercial Mortgage Trust 2013-LC12 transaction), the pooling and servicing agreement for the WFRBS Commercial Mortgage Trust 2013-C14 transaction pursuant to which the White Marsh Mall loan combination is serviced. This agreement is not referenced on the exhibit list in your Form 10-K. Please amend your Form 10-K to incorporate this agreement by reference and include, as appropriate, explanatory language clarifying how this agreement relates to the Wells Fargo Commercial Mortgage Trust 2013-LC12 transaction. Please also confirm that, in future filings for securitizations that include loan combinations that are serviced pursuant to other pooling and servicing agreements, you will incorporate by reference into the related Form 10-K such other pooling and servicing agreements.

As requested, the Registrant will file an amended Form 10-K filing reflecting the requested revisions.  The Registrant confirms that in future filings for securitizations that include loan combinations that are serviced pursuant to other pooling and servicing agreements that are filed in accordance with applicable securities laws it will incorporate by reference into the related Form 10-K such other pooling and servicing agreements.

Form 10-K of WFRBS Commercial Mortgage Trust 2013-C14

Item 15(a) – Exhibits

5.
We note that the prospectus supplement, dated May 23, 2013 (relating to the WFRBS Commercial Mortgage Trust 2013-C14 transaction), identifies Prudential Asset Resources, Inc. as primary servicer with respect to the mortgage loans sold to the issuing entity by Liberty Island Group I LLC, which constituted 7.5% of the cut-off date pool balance. With a view towards disclosure, please explain why the Form 10-K does not include a report from Prudential Asset Resources on its assessment of compliance with servicing criteria applicable to it and a corresponding attestation report from an independent auditor regarding the assessment of compliance.

The report on assessment of compliance with servicing criteria from Prudential Asset Resources, Inc. and a corresponding attestation report from an independent auditor were inadvertently excluded from the initial Form 10-K filing.  The Registrant will file an amended Form 10-K filing that will include the requested reports.

6.
We note that you previously filed as Exhibit 99.7 to your current report on Form 8-K, filed June 5, 2013 (relating to the WFRBS Commercial Mortgage Trust 2013-C14 transaction), the primary servicing agreement, dated as of June 1, 2013, between Wells Fargo Bank, N.A., as master servicer, and Prudential Asset Resources, Inc., as primary servicer. This agreement is not referenced on the exhibit list in your Form 10-K. Please amend your Form 10-K to incorporate this agreement by reference.

As requested, the Registrant will file an amended Form 10-K filing that incorporates by reference the primary servicing agreement.

7.
We note that you have filed as Exhibit 33.3 and Exhibit 34.3, respectively, the assessment of compliance with servicing criteria and corresponding auditor’s attestation report for Park Bridge Lender Services LLC, as trust advisor for the Cumberland Mall loan combination and the 100 & 150 South Wacker Drive loan combination. Please amend your Form 10-K to include explanatory language clarifying that these loan combinations (including the portions that are assets of WFRBS Commercial Mortgage Trust 2013-C14) are serviced pursuant to the pooling and servicing agreement for the Wells Fargo Commercial Mortgage Trust 2013-LC12 transaction, for which Park Bridge Lender Services acts as trust advisor.

As requested, the Registrant will file an amended Form 10-K filing that includes the requested explanatory language.

8.
We note that you previously filed as Exhibit 99.8 to your current report on Form 8-K/A, filed October 15, 2013 (relating to the WFRBS Commercial Mortgage Trust 2013-C14 transaction), the pooling and servicing agreement for the Wells Fargo Commercial Mortgage Trust 2013-LC12 transaction pursuant to which the Cumberland Mall loan combination and the 100 & 150 South Wacker Drive loan combination are serviced. This agreement is not referenced on the exhibit list in your Form 10-K. Please amend your Form 10-K to incorporate this agreement by reference and include, as appropriate, explanatory language clarifying how this agreement relates to the WFRBS Commercial Mortgage Trust 2013-C14 transaction.

As requested, the Registrant will file an amended Form 10-K filing that includes the requested explanatory language and incorporates by reference the pooling and servicing agreement for the Wells Fargo Commercial Mortgage Trust 2013-LC12 transaction.

* * *

In responding to the Staff’s comments with respect to the Filings, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc:	Jeff Blake, Esq.
Anthony Sfarra